SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

———

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 21, 2006

J. C. PENNEY COMPANY, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-15274	26-0037077
(State or other jurisdiction	(Commission File No.)	(I.R.S. Employer
of incorporation)		Identification No.)

6501 Legacy Drive
Plano, Texas   75024-3698

(Address of principal executive offices)   (Zip code)

Registrant's telephone number, including area code: (972) 431-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(b) under the Exchange Act (17 CFR 240.13e-4(b))

Item 1.01 Entry into a Material Definitive Agreement

Change in Control Plan. On March 21, 2006, the Company's Board of Directors ("Board") approved the J. C. Penney Corporation, Inc. Change in Control Plan (the "Plan"). Pursuant to the Plan, members of senior management constituting the J. C. Penney Corporation, Inc. Executive Board are entitled to certain benefits upon an Employment Termination (as defined in the Plan) that occurs within two years of a Change in Control event (as defined in the Plan). Plan participants designated as "Tier 1" participants (the CEO and Executive Board members who report directly to the CEO) shall be entitled to a cash payment of three times annualized salary and incentive compensation at target upon Employment Termination. "Tier II" participants (the remainder of the Executive Vice Presidents on the Executive Board who are not direct reports of the CEO) shall be entitled to a cash payment of 2.5 times annualized salary and incentive compensation at target upon Employment Termination. "Tier III" participants (Senior Vice Presidents on the Executive Board) shall be entitled to a cash payment of two times annualized base salary and incentive compensation at target. In addition to these cash payments, all Plan participants shall, upon Employment Termination, be entitled to a lump sum benefit under the Plan calculated (as provided in the Plan) by crediting the Participant with additional years of age and service as though the benefit were paid under the Company's non-qualified retirement plans, a lump sum Company portion of the premium toward medical, dental, and life insurance plans coverage, prorated incentive compensation, $25,000 toward outplacement and financial counseling services, and, if applicable, reimbursement of legal fees and expenses described in the Plan. As an additional Plan benefit, participants will also be treated as a reduction in force making them eligible for up to two years of age and/or service credit for retiree medical, dental, life insurance, and discount program eligibility purposes under the terms of those plans. Plan participants shall also be entitled to modified tax gross-up payment benefits in certain circumstances, as described in the Plan. A copy of the Plan is filed herewith as Exhibit 10.1 and incorporated herein by reference.

Executive Termination Pay Agreements. On March 21, 2006, the Board also approved entering into individual Executive Termination Pay Agreements ("Termination Pay Agreements") with each of the Executive Board members other than the Company's Chairman and CEO, Myron E. Ullman, III. Pursuant to the Termination Pay Agreements, if a participant is Involuntarily Terminated (as defined in the Termination Pay Agreement), absent a change in control event, such participant will receive a lump sum cash payment equal to annualized salary plus incentive compensation at target for (a) 18 months if such participant is an Executive Vice President or higher of the Company, and (b) 12 months if such participant is a Senior Vice President. Upon such Involuntary Termination, a participant may also be entitled to a cash payment in respect of pro-rated incentive compensation through the termination date, the Company portion of premiums toward certain health care and life insurance coverages and $25,000 toward financial counseling and outplacement services as described in the Termination Pay Agreement. A participant under a Termination Pay Agreement is subject to certain confidentiality, non-solicitation and non-competition restrictive covenants during employment and for a period of 12 months following termination of employment for Senior Vice President participants and 18 months for all other participants. Executive Board members with current Employment Agreements are not eligible to enter into a Termination Pay Agreement until his or her Employment Agreement is terminated or expires. Under the Termination Pay Agreements, each Executive Board member waives his or her right to participate in the J. C. Penney Corporation, Inc. Separation Pay Plan, which covers all associates below the Executive Board level and provides certain benefits in the event of involuntary termination of employment. A copy of the Form of Termination Pay Agreement is filed herewith as Exhibit 10.2 and is incorporated herein by reference.

2005 Incentive Compensation Awards, 2006 Base Salary, and 2006 Target Incentive Opportunity. Pursuant to the J. C. Penney Corporation, Inc. Management Incentive Compensation Program, as amended (the "Incentive Program"), an annual incentive compensation award is made upon the achievement of pre-set performance goals. For the Company's executive officers, incentive compensation payouts are measured (1) 50% based upon total Company sales and operating profit results of continuing operations, and (2) 50% based upon the executive officer's individual performance. For 2005, the total Company sales and operating profit results payout factor was 1.55. Based upon this payout factor and each executive's performance goals and actual performance for fiscal 2005, on March 21, 2006 an Incentive Program payment determination was made for each of the Company's executive officers in the amounts set forth in Exhibit 10.3 filed herewith.

Each Incentive Program participant has a "target incentive opportunity" which is a percentage of the participant's base pay. On March 21, 2006, the 2006 target incentive opportunity percentages for the Company's executive officers were approved in the amounts set forth in Exhibit 10.3 filed herewith.

The 2006 base salaries for each of the executive officers were approved on March 21, 2006, as set forth in Exhibit 10.3 filed herewith.

2006 Incentive Plan Performance Goals. The Incentive Program ties incentive compensation to Company performance, with no incentive payment for performance well below plan and up to 200% of incentive targets for superior results. The goals for the JCPenney Company Incentive Plan (which apply to the Company's executive officers, among others) are set at the beginning of each fiscal year consistent with the Company's business plan. On March 21, 2006, the Human Resources and Compensation Committee of the Board of Directors ("HRCC") approved the 2006 JCPenney Company Incentive Plan performance goals. For 2006, in the event the Company's performance meets the criteria for incentive compensation payouts, the Company's executive officers will receive payouts under the Incentive Program based (1) 50% upon total Company sales and operating profit results of continuing operations, and (2) 50% upon each executive officer's individual performance.

Form of Notice of Grant of Stock Options and Form of Notice of Performance Unit Grant. On March 21, 2006, the HRCC approved the form of Notice of Grant of Stock Options under the J. C. Penney Company, Inc. 2005 Equity Compensation Plan, which will be used in connection with the grants of stock options for the Company's executive officers as well as senior management associates. The HRCC also approved the form of Notice of Performance Unit Grant, which also will be used in connection with the grant of performance units for the Company's executive officers as well as senior management associates. Copies of the Form of Notice of Grant of Stock Options under the J. C. Penney Company, Inc. 2005 Equity Compensation Plan and Form of Notice of Performance Unit Grant are filed herewith as Exhibits 10.4 and 10.5, respectively, and are incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

Exhibit 10.1   J. C. Penney Corporation, Inc. Change in Control Plan

Exhibit 10.2   Form of Termination Pay Agreement

Exhibit 10.3   2006 Base Salary, 2006 Target Incentive Opportunity, and 2005 Incentive Compensation Table

Exhibit 10.4   Form of Notice of Grant of Stock Options under the J. C. Penney Company, Inc. 2005 Equity Compensation Plan

Exhibit 10.5   Form of Notice of Performance Unit Grant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY COMPANY, INC.

By: /s/ Michael T. Theilmann
    Michael T. Theilmann
    Executive Vice President,
    Chief Human Resources and
    Administration Officer

Date: March 27, 2006

Exhibit 10.1

J. C. PENNEY CORPORATION, INC.

CHANGE IN CONTROL PLAN

Effective March 21, 2006

J. C. PENNEY CORPORATION, INC.
CHANGE IN CONTROL PLAN

TABLE OF CONTENTS

Article		Page

ARTICLE ONE INTRODUCTION 1

ARTICLE TWO DEFINITIONS...2

ARTICLE THREE ELIGIBILITY AND PARTICIPATION 8

ARTICLE FOUR BENEFITS...9

ARTICLE FIVE AMENDMENT AND TERMINATION 18

ARTICLE SIX MISCELLANEOUS 19

APPENDIX I PARTICIPATING EMPLOYERS..25

J. C. PENNEY CORPORATION, INC.
CHANGE IN CONTROL PLAN

ARTICLE ONE

INTRODUCTION

1.01   Purpose Of Plan

The J.C. Penney Corporation, Inc. Change in Control Plan (the "Plan") consists primarily of (i) severance benefits, (ii) other benefits after termination of employment under or outside of the non-qualified retirement plans maintained by the Corporation and (iii) a cash amount payable at termination of employment equal to the Corporation's cost of health and welfare benefits the associate participated in immediately prior to the Change in Control. The purpose and intent of the Plan is to attract and retain key associates and to improve associate productivity by reducing distractions resulting from a potential Change in Control situation, all of which are in the best interest of the Corporation, and J.C. Penney Company, Inc. and its stockholders.

Capitalized terms used throughout the Plan have the meanings set forth in Article Two except as otherwise defined in the Plan, or the context clearly requires otherwise.

1.02   Plan Status

The Plan is intended to be a plan providing Severance Pay and certain retirement and other benefits following a Change in Control. The Plan is intended to be a top hat plan for a select group of management or highly compensated executives, subject only to the administration and enforcement provisions of ERISA.

1.03   Entire Plan

This document, including any Appendix hereto, and any documents incorporated by reference set forth the provisions of the Plan effective as of the Effective Date, except as otherwise provided herein.

1.04   Administration

The Human Resources and Compensation Committee of the Board ("Committee") shall administer the Plan, provided, however, that none of the members of the Committee will be a Participant. The powers and duties of the Committee in administering the Plan are set forth in Article Six.

ARTICLE TWO

DEFINITIONS

2.01 For purposes of this Plan the following terms shall have the following meanings:

Accounting Firm means a nationally recognized accounting firm, or actuarial, benefits or compensation consulting firm, (with experience in performing the calculations regarding the applicability Section 280G of the Code and of the tax imposed by Section 4999 of the Code) selected by a Participant in his/her sole discretion.

Board means the Board of Directors of J.C. Penney Company, Inc.

Change in Control means the occurrence of any of the following events:

    (i)   any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the combined voting power of the then-outstanding Voting Stock of the Company or Corporation; provided, however, that:

        (1)   for purposes of this Section (i)(1), the following acquisitions shall not constitute a Change in Control: (A) any acquisition of Voting Stock of the Company or Corporation directly from the Company or Corporation that is approved by a majority of the Incumbent Directors, (B) any acquisition of Voting Stock of the Company or Corporation by the Company or any Subsidiary, (C) any acquisition of Voting Stock of the Company or Corporation by the trustee or other fiduciary holding securities under any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary, and (D) any acquisition of Voting Stock of the Company or Corporation by any Person pursuant to a Business Transaction that complies with clauses (A), (B) and (C) of Section (iii) below;

        (2)   if any Person becomes the beneficial owner of 20% or more of combined voting power of the then-outstanding Voting Stock of the Company or Corporation as a result of a transaction described in clause (A) of Section (i)(1) above and such Person thereafter becomes the beneficial owner of any additional shares of Voting Stock of the Company or Corporation representing 1% or more of the then-outstanding Voting Stock of the Company or Corporation,

other than in an acquisition directly from the Company or Corporation that is approved by a majority of the Incumbent Directors or other than as a result of a stock dividend, stock split or similar transaction effected by the Company or Corporation in which all holders of Voting Stock are treated equally, such subsequent acquisition shall be treated as a Change in Control;

(3)   a Change in Control will not be deemed to have occurred if a Person becomes the beneficial owner of 20% or more of the Voting Stock of the Company or Corporation as a result of a reduction in the number of shares of Voting Stock of the Company or Corporation outstanding pursuant to a transaction or series of transactions that is approved by a majority of the Incumbent Directors unless and until such Person thereafter becomes the beneficial owner of any additional shares of Voting Stock of the Company or Corporation representing 1% or more of the then-outstanding Voting Stock of the Company or Corporation, other than as a result of a stock dividend, stock split or similar transaction effected by the Company or Corporation in which all holders of Voting Stock are treated equally; and

(4)   if at least a majority of the Incumbent Directors determine in good faith that a Person has acquired beneficial ownership of 20% or more of the Voting Stock of the Company or Corporation inadvertently, and such Person divests as promptly as practicable but no later than the date, if any, set by the Incumbent Directors a sufficient number of shares so that such Person beneficially owns less than 20% of the Voting Stock of the Company or Corporation, then no Change in Control shall have occurred as a result of such Person's acquisition; or

(ii)   a majority of the board of the Company or of the Corporation ceases to be comprised of Incumbent Directors; or

(iii)   the consummation of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of the assets of the Company or the Corporation, or the acquisition of the stock or assets of another corporation, or other transaction (each, a "Business Transaction"), unless, in each case, immediately following such Business Transaction (A) the Voting Stock of the Company outstanding immediately prior to such Business Transaction continues to represent (either by remaining outstanding or by being converted into Voting Stock of the surviving entity or any parent thereof), more than 50% of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such Business Transaction (including, without limitation, an entity which as a result of such transaction owns the Company, Corporation or all or substantially all of the Company's or Corporation's assets either directly or through one or more subsidiaries), (B) no Person (other than the Company, such entity resulting from such Business Transaction, or any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary or such entity resulting from such Business Transaction) beneficially owns, directly or indirectly, 20% or more of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such Business Transaction, and (C) at least a majority of the members of the Board of Directors of the entity resulting from such Business Transaction were Incumbent Directors at the time of the execution of the initial agreement or of the action of the Board providing for such Business Transaction; or

(iv)   approval by the stockholders of the Company of a complete liquidation or dissolution of the Company, except pursuant to a Business Transaction that complies with clauses (A), (B) and (C) of Section (iii).

Code shall mean the Internal Revenue Code of 1986, as amended and the proposed, temporary and final regulations promulgated thereunder. Reference to any section or subsection of the Code includes reference to any comparable or succeeding provisions of any legislation that amends, supplements or replaces such section or subsection.

Company shall mean J. C. Penney Company, Inc., a Delaware corporation, or any successor company.

Compensation shall mean the annual base salary rate of a Participant, plus the Participant's target annual incentive compensation (at $1.00 per unit), under the Corporation's Management Incentive Compensation Plan (or any successor plans thereto) for the fiscal year, all at the greater of the amount in effect on the date of the Change in Control or as of his/her Employment Termination date, or immediately prior to the event that constitutes grounds for a Constructive Termination.   As applied to a Participant employed by an affiliate or Subsidiary of the Corporation, Compensation shall include the same elements of pay to the extent the affiliate or Subsidiary maintains similar or comparable pay arrangements.

<u>Constructive Termination</u> shall mean a resignation from employment with the Corporation or an affiliate or Subsidiary (as appropriate) after any of the actions listed below directed at a Participant:

(a)   decrease in salary or incentive compensation opportunity (as compared with the incentive compensation opportunity in effect immediately prior to the Change in Control), or

(b)   failure by the Corporation to pay the Participant any portion of his/her current base salary, or incentive compensation within seven days of its due date, or

(c)   adverse change in reporting responsibilities, duties, or status as compared with pre-Change in Control responsibilities, duties, or status, or

(d)   the Corporation requires the Participant to have the Participant's principal location of work changed to a location more than 50 miles from the location thereof immediately prior to the Change in Control, or

(e)   discontinuance of the Participant's participation in, or discontinuance of any material employee paid time off policy, fringe benefit, welfare benefit, incentive compensation, equity compensation, or retirement plan (without equivalent compensating remuneration or replacement by a plan providing substantially similar benefits) or any action that materially reduces such Participant's benefits or payments under such plans, as in effect immediately before the Change in Control.

<u>Corporation</u> shall mean J. C. Penney Corporation, Inc., a Delaware corporation, or any successor company.

<u>Effective Date</u> shall mean March 21, 2006.

<u>Employment Termination</u> shall be deemed to have occurred for a Participant when he/she ceases to be an employee of the Corporation or an affiliate or Subsidiary within two years after a Change in Control (or prior to a Change in Control if the Participant has reasonably demonstrated that such termination of employment (i) was at the request of a third party who has taken steps reasonably calculated to effect a Change in Control, or (ii) otherwise arose in connection with or in anticipation of a Change in Control) because of either a Constructive Termination or a termination by the Corporation as a result of a Summary Dismissal. An Employment Termination shall not include a termination by reason of the Participant's death, disability, voluntary quit other than a Constructive Termination, or Normal Retirement.

ERISA shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder. Reference to any section or subsection of ERISA includes reference to any comparable or succeeding provisions of any legislation that amends, supplements or replaces such section or subsection.

Exchange Act means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder. Reference to any section or subsection of the Exchange Act includes reference to any comparable or succeeding provisions of any legislation that amends, supplements or replaces such section or subsection.

Excise Tax shall mean, collectively, (i) the tax imposed by Section 4999 of the Code by reason of being "contingent on a change in ownership or control" of the Company, within the meaning of Section 280G of the Code, or (ii) any similar tax imposed by state or local law, or (iii) any interest or penalties with respect to any excise tax described in clause (i) or (ii).

Incumbent Directors means the individuals who, as of the Effective Date hereof, are Directors of the Company or the Corporation, as the context requires, and any individual becoming a Director subsequent to the date hereof whose election, nomination for election by the Company's or Corporation's stockholders, or appointment, was approved by a vote of at least two-thirds of the then Incumbent Directors (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination); provided, however, that an individual shall not be an Incumbent Director if such individual's election or appointment to the Board occurs as a result of an actual or threatened election contest (as described in Rule 14a-12(c) of the Exchange Act) with respect to the election or removal of Directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board.

Normal Retirement shall mean retirement at or after a Participant's normal retirement date as determined in accordance with the J. C. Penney Corporation, Inc. Pension Plan as in effect immediately prior to a Change in Control.

Participant shall mean each person appointed by the Board to the Executive Board allowing them to participate in the Plan as provided in Article Three and who continues to be an Executive Board member immediately prior to a Change in Control.

Participating Employer shall mean the Corporation and any Subsidiary or affiliate of the Corporation which is designated as a Participating Employer under the Plan by the Board, excluding, however, any division of the Corporation or of a Subsidiary or affiliate that is designated by the Board as ineligible to participate in the Plan. Appendix I contains a list of the Participating Employers currently participating in the Plan that have adopted the Plan pursuant to Article Six.

Severance Pay shall mean the cash severance payments payable to a Participant pursuant to Section 4.01 of the Plan.

Severance Benefits shall mean Severance Pay and the other benefits described in Article Four of the Plan payable to a Participant.

Subsidiary shall mean any entity in which the Company, directly or indirectly, beneficially owns 50% or more of the Voting Stock.

Summary Dismissal shall mean a termination due to:

    (a)   any willful or negligent material violation of any applicable securities laws (including the Sarbanes-Oxley Act of 2002);

    (b)   any intentional act of fraud or embezzlement from the Corporation or Company;

    (c)   a conviction of or entering into a plea of nolo contendere to a felony that occurs during or in the course of the Participant's employment with the Corporation;

    (d)   any breach of a written covenant or agreement with the Corporation, which is material and which is not cured within 30 days after written notice thereof from the Corporation; and

    (e)   willful and continued failure of the Participant to substantially perform his/her duties for the Corporation (other than as a result of incapacity due to physical or mental illness) or to materially comply with Corporation or Company policy after written notice, in either case, from the Corporation and a 30-day opportunity to cure.

For purposes hereof, an act, or failure to act, shall not be deemed to be "willful" or "intentional" unless it is done, or omitted to be done, by the Participant in bad faith or without a reasonable belief that the action or omission was in the best interests of the Corporation.

Voting Stock means securities entitled to vote generally in the election of directors.

ARTICLE THREE

ELIGIBILITY AND PARTICIPATION

3.01   Eligibility on the Effective Date

Each person who has been appointed to the Executive Board of the Corporation ("Executive Board") by the Board as of the Effective Date will be a Participant in the Plan.

3.02   Future Eligibility

Each person who is appointed to the Executive Board by the Board after the Effective Date and prior to the occurrence of a Change in Control will be a Participant in the Plan.

ARTICLE FOUR

BENEFITS

4.01   <u>Severance Pay</u>

Upon an Employment Termination, a Participant shall become entitled to Severance Pay in accordance with the following schedule.

Title	Severance Pay Period
Chief Executive Officer and direct reports	3 years
Other Executive Vice Presidents	2.5 years
Senior Vice Presidents	2 years

Severance Pay will be computed by multiplying the Participant's Compensation times the number of years (including any fraction of a year) in the Participant's Severance Pay Period, plus a cash amount equal to the aggregate Corporation's premium cost for active associate Medical, Dental and Life Insurance Plans coverage, if any, provided to the Participant on the date of the Change in Control, or if higher, the amount in effect at Employment Termination, times the number of years (including any fraction of a year) in the Severance Pay Period. Such lump sum Corporation contribution toward Medical, Dental and Life Insurance Plans coverage for the Severance Pay Period will be grossed-up for federal income taxes using the applicable federal income tax rate that applied to the Participant for his/her prior year's Compensation.

Except as provided in subpart 4.01A, Severance Pay shall be paid in a lump sum within 30 days after Employment Termination.

In the event a Participant is entitled to any cash severance payments that are payable in the event of termination of employment pursuant to a written contract ("contract payments") between the Participant and the Corporation or an affiliate or Subsidiary, Severance Pay otherwise payable to the Participant under this Section 4.01 shall be reduced by the amount of such contract payments. Notwithstanding the foregoing, if the Participant receives payments and benefits pursuant to this Section 4.01, the Participant shall not be entitled to any severance pay or benefits under any severance plan, program or policy of the Company or an affiliate or Subsidiary, unless otherwise specifically provided therein in a specific reference to this Plan.

A. <u>Section 409A</u>

To the extent applicable, it is intended that this Plan comply with the provisions of Code Section 409A. This Plan shall be administered in a manner consistent with this intent and any provision that would cause this

Plan to fail to satisfy Code Section 409A shall have no force and effect until amended to comply with Code Section 409A (which amendment may be retroactive to the extent permitted by Code Section 409A and may be made by the Corporation without the consent of Participants). Notwithstanding anything to the contrary in this Section 4.01, if any portion of Severance Pay constitutes a "deferral of compensation," that portion of the Severance Pay will be paid on the latest of (i) the date specified in this Plan, (ii) the Participant's "separation from service," or (iii) if the Participant is a "specified employee," six months after the Participant's separation from service. "Deferral of compensation," "separation from service" and "specified employee" have the meanings ascribed to such phrases in Code Section 409A.

4.02   Prorated Incentive Compensation

A Participant who is covered under the Management Incentive Compensation Plan and who becomes entitled to Severance Pay under this Plan shall be paid a lump sum equal to the Participant's pro-rated target annual incentive compensation (at $1.00 per unit), under the Corporation's Management Incentive Compensation Plan (or any successor plans thereto) for the fiscal year. Such lump sum to be paid with the Severance Pay payable under Section 4.01.

4.03   Retiree Medical and Dental Coverage

For the purposes of determining eligibility for retiree coverage under the J. C. Penney Corporation, Inc. Voluntary Employees' Beneficiary Association Medical Benefit Plan and Dental Benefit Plan (collectively "Health Care Plans"), a Participant who is covered under the Health Care Plans and who becomes entitled to Severance Pay under this Plan shall be provided with up to 24 months of additional age and/or service credit under the Health Care Plans the same as any other involuntary termination resulting from a reduction in force would receive under the terms of the Health Care Plans.

4.04   Associate-Paid Retiree Term Life Insurance/Gold Card

Notwithstanding any provision of the J. C. Penney Corporation, Inc. Associate-Paid Group Term Life Insurance Plan or the Gold Card Program to the contrary, if a Participant becomes entitled to Severance Pay under this Plan, he/she shall be provided with up to 24 months of additional age and/or service credit under the terms of the Associate-Paid Group Term Life Insurance Plan or Gold Card Program the same as any other involuntary termination resulting from a reduction in force would receive under the terms of such plans. Retiree life insurance benefits shall be paid solely from the insurance policy or policies provided under said plan.

4.05   Non-Qualified Retirement Plans

If a Participant becomes entitled to Severance Pay under this Plan he/she will receive an immediate lump sum payment within 30 days after Employment Termination, subject to subpart 4.01A, of any incremental benefit provided outside the terms of the applicable retirement plan calculated as follows, if he/she,

(a)   is a participant in the Corporation's Supplemental Retirement Plan for Management Profit-Sharing Associates ("SRP"), he/she will receive a benefit equal to the number of years in the Participant's Severance Pay Period as years of additional age and additional service credit, if applicable, to make him/her eligible for a benefit, and if eligible, to provide him/her with the highest benefit available as though the entire amount of his/her benefit were provided under such plan (including any offsets under such plan or offsets calculated under (b) or (c) of this Section 4.05) and using the higher of his/her Compensation or actual Average Final Compensation under the SRP, as his/her Average Final Compensation for purposes of such calculation; and/or

(b)   is a participant in the Corporation's Benefit Restoration Plan ("BRP"), he/she will receive a benefit equal to the number of years in the Participant's Severance Pay Period as years of additional age and additional service credit, if applicable, to make him/her eligible for a benefit, and if eligible, to provide him/her with the highest benefit available as though the entire amount of his/her benefit were provided under such plan and using the higher of his/her Compensation or actual Average Final Pay under the BRP, as his/her Average Final Pay for purposes of such calculation; and/or

(c)   is a participant in any of the Corporation's Mirror Savings Plans, he/she will receive benefit equal to the Corporation's match under such plan for each year in the Participant's Severance Pay Period, and assuming the same Corporation contribution rate as in effect at the time of the Change in Control to provide him/her with the highest benefit available using his Compensation for each year of the Severance Pay Period to determine his/her contribution and the Corporation's matching contribution as though the entire amount of his/her benefit were provided under such plan.

4.06   Legal Fees

All expenses of a Participant incurred in enforcing his/her rights and/or to recover his/her benefits under this Article Four, including but not limited to, attorney's fees, court costs, arbitration costs, and other expenses shall be paid by the Corporation. The Corporation shall pay, or reimburse the Participant for such fees, costs and expenses, promptly upon presentment of appropriate documentation, but only if, to the extent and at the earliest date(s) such reimbursements are determined to be permitted without violating Code Section 409A.

4.07   Outplacement Services/Financial Counseling

Following an Employment Termination, a Participant will be paid a lump sum payment in cash of $25,000 to allow the Participant to pay for outplacement and financial counseling services. Such lump sum to be paid with the Severance Pay payable under Section 4.01.

4.08   Special Bonus Hours

In the event of an Employment Termination, a Participant will be paid for Special Bonus Hours, if he/she is also a participant in the Paid Time Off Policy ("PTO Policy") the same as any other involuntary termination resulting from a reduction in force would receive under the terms of the PTO Policy. Such payment will be determined in accordance with the provisions of the PTO Policy and paid within 30 days after the Participant's Employment Termination date.

4.09   Gross-Up Payments To Make Participants Whole if Excise Tax Applies

Anything in the Plan to the contrary notwithstanding, but subject to paragraph (g) below, if it shall be determined (as hereafter provided) that any payment or distribution by the Corporation or an affiliate or Subsidiary to or for the benefit of the Participant, whether paid or payable or distributed or distributable pursuant to the terms of the Plan or otherwise pursuant to or by reason of any other agreement, policy, plan, program or arrangement, including without limitation any stock option, stock appreciation right or similar right, or the lapse or termination of any restriction on or the vesting or exercisability of any of the foregoing (a "Payment"), would be subject to the Excise Tax, then the Participant shall be entitled to receive an additional payment or payments (a "Gross-Up Payment") in an amount such that, after payment by the Participant of all taxes (including any interest or penalties imposed with respect to such taxes other than interest and penalties imposed by reason of the Employee's failure to timely file a tax return or pay taxes shown due on his/her return), including any Excise Tax imposed upon the

Gross-Up Payment, the Participant retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. No Gross-Up Payment will be made with respect to the Excise Tax, if any, attributable to (a) any incentive stock option, as defined by Section 422 of the Code ("ISO") granted prior to the commencement of a Participant's eligibility under the Plan (unless a comparable Gross-Up Payment has theretofore been made available with respect to such option), or (b) any stock appreciation or similar right, whether or not limited, granted in tandem with any ISO described in clause (a) above.

(a) Subject to the provisions of paragraph (e) hereof, all determinations required to be made under Section 4.09 of the Plan, including whether an Excise Tax is payable by the Participant and the amount of such Excise Tax and whether a Gross-Up Payment is required to be paid by the Corporation to the Participant and the amount of such Gross-Up Payment, shall be made by the Accounting Firm. The Accounting Firm shall make an initial determination at the time of a change in control (as defined in Section 409A) of any Gross-Up Payment required to be paid taking into account current payments and estimated future payments that might affect the amount of the Gross-Up Payment. In addition, the Participant shall direct the Accounting Firm to submit its determination and detailed supporting calculations to both the Corporation and the Participant within 15 calendar days after the date of the Participant's Employment Termination, if applicable, and any other such time or times as may be requested by the Corporation or the Participant; notwithstanding the foregoing, the first two Gross-Up Payments, if otherwise required, shall be made at a time that would satisfy the requirements of Section 409A in relation to a change in control (as defined in Section 409A) and the Employment Termination of the Participant, if applicable. If the Accounting Firm determines that any Excise Tax is payable by the Participant, the Corporation shall pay the required Gross-Up Payment to the Participant within five business days after the receipt of such determination and calculations. If the Accounting Firm determines that no Excise Tax is payable by the Participant, it shall, at the same time as it makes such determination, furnish the Participant with an opinion that he/she has substantial authority not to report any Excise Tax on his/her federal, state, local income or other tax return. As a result of the uncertainty in the application of Section 4999 and other applicable provisions of the Code (or any successor provisions thereto) and the possibility of similar uncertainty regarding applicable state or local tax law at the time of any determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments that shall not have been made by the Corporation should have been made (an "Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Corporation exhausts or fails to pursue its remedies pursuant to paragraph (e) hereof and the Participant thereafter is required to make a payment of any Excise Tax, the Participant shall direct the Accounting Firm to determine the amount of the Underpayment that has occurred and to submit its determination and detailed supporting calculations to both the Corporation and the Participant as promptly as possible. Any such Underpayment shall be promptly paid by the Corporation to, or for the benefit of, the Participant within five business days after receipt of such determination and calculations.

(b) The Corporation and the Participant shall each provide the Accounting Firm access to and copies of any books, records and documents in the possession of the Corporation or the Participant, as the case may be, reasonably requested by the Accounting Firm, and otherwise cooperate with the Accounting Firm in connection with the preparation and issuance of the determination contemplated by paragraph (a) hereof. Any reasonable determination by the Accounting Firm as the amount of the Gross-Up Payment (and supported by the calculations done by the Accounting Firm) shall be binding upon the Corporation and the Participant.

(c) The federal, state and local income or other tax returns filed by the Participant shall be prepared and filed on a consistent basis with the determination of the Accounting Firm with respect to the Excise Tax, if any, payable by the Participant. The Participant shall make proper payment of the amount of any Excise Tax, and at the request of the Corporation, provide to the Corporation true and correct copies (with any amendments) of his/her federal income tax return as filed with the Internal Revenue Service and corresponding state and local tax returns, if relevant, as filed with the applicable taxing authority, and such other documents reasonably requested by the Corporation, evidencing such payment. If prior to the filing of Participant's federal income tax return, or corresponding state or local tax return, if relevant, the Accounting Firm determines that the amount of the Gross-Up Payment should be reduced, the Participant shall within five business days pay to the Corporation the amount of such reduction.

(d) The fees and expenses of the Accounting Firm for its services in connection with the determinations and calculations contemplated by paragraphs (a) and (c) hereof shall be borne by the Corporation. If such fees and expenses are initially paid by the Participant, the Corporation shall reimburse the Participant the full amount of such fees and expenses within five business days after receipt from the Participant of a statement therefore and reasonable evidence of this payment thereof.

(e) The Participant shall notify the Corporation in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Corporation of a Gross-Up Payment. Such notification shall be given as promptly as practicable but no later than 10 business days after the Participant actually receives notice of such claim and the Participant shall further apprise the Corporation of the nature of such claim and the date on which such claim is requested to be paid (in each case, to the extent known by the Participant). The Participant shall not pay such claim prior to the earlier of (i) the expiration of the 30-calendar-day period following the date on which he gives such notice to the Corporation and (ii) the date that any payment of amount with respect to such claim is due. If the Corporation notifies the Participant in writing prior to the expiration of such period that it desires to contest such claim, the Participant shall:

(1) provide the Corporation with any written records or documents in his/her possession relating to such claim reasonably requested by the Corporation;

(2) take such action in connection with contesting such claim as the Corporation shall reasonably request in writing from time to time, including without limitation accepting legal representation with respect to such claim by an attorney competent in respect to the subject matter and reasonably selected by the Corporation;

(3) cooperate with the Corporation in good faith in order effectively to contest such claim; and

(4) permit the Corporation to participate in any proceedings relating to such claim;

provided, however, that the Corporation shall bear and pay directly all costs and expenses (including interest and penalties) incurred in connection with such contest and shall indemnify and hold harmless the Participant, on an after-tax basis, for and against any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of such representation and payment of costs and expenses. Without limiting the foregoing provisions of this paragraph (e), the Corporation shall control all proceedings taken in connection with the contest of any claim contemplated by this paragraph (e) and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim (provided, however, that the Participant may participate therein at his/her own cost and expense) and may, at its option, either direct the Participant to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Participant agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Corporation shall determine; provided, however, that if the Corporation directs the Participant to pay the tax claimed and sue for a refund, the Corporation shall pay to the Participant the amount of such tax (including interest and penalties) and shall indemnify and hold the Participant harmless, on an after-tax basis, from any Excise Tax or directly related income tax or other tax, including interest or penalties imposed with respect to such payment; and provided further, however, that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Participant with respect to which the contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Corporation's control of any such contested claim shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Participant shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(f) If the Participant receives any refund with respect to such contested claim filed at the Corporation's request under paragraph (e), the Participant shall (subject to the Corporation's complying with the requirements of paragraph (e) hereof) promptly pay to the Corporation the amount of such refund (together with any interest paid or credited thereon after any taxes applicable thereto). If a determination is made that the Participant shall not be entitled to any refund with respect to such claim and the Corporation does not notify the Participant in writing of its intent to contest such denial prior to the expiration of 30 calendar days after such determination, then the amount paid to the Participant by the Corporation as provided in paragraph (e) shall not be required to be repaid and, the amount of such payment, shall be an offset to the amount of Gross-Up Payment required to be paid pursuant to this Section 4.09.

(g) Notwithstanding any provision of this Plan to the contrary, but giving effect to any redetermination of the amount of Gross-Up Payments otherwise required by this Section 4.09, if (1) but for this sentence, the Corporation would be obligated to make a Gross-Up Payment to the Participant and (2) the aggregate "present value" of the "parachute payments" to be paid or provided to the Participant under this Plan or otherwise does not exceed 1.10 multiplied by 2.99 times the Participant's "base amount," then the payments and benefits to be paid or provided under this Plan will be reduced (or repaid to the Corporation, if previously paid or provided) to the minimum extent necessary so that no portion of any payment or benefit to the Participant, as so reduced or repaid, constitutes an "excess parachute payment." For purposes of this paragraph (g), the terms "excess parachute payment," "present value," "parachute payment," and "base amount" will have the meanings assigned to them by Section 280G of the Code. The determination of whether any reduction in or repayment of such payments or benefits to be provided under this Plan is required pursuant to this paragraph (g) will be made at the expense of the Corporation, if requested by the Participant or the Corporation, by the Accounting Firm. Appropriate adjustments will be made to amounts previously paid to the Participant, or to amounts not paid pursuant to this paragraph (g), as the case may be, to reflect properly a subsequent determination that the Participant owes more or less Excise Tax than the amount previously determined to be due. In the event that any payment or benefit intended to be provided under this Plan or otherwise is required to be reduced or repaid pursuant to this paragraph (g), the Participant will be entitled to designate the payments and/or benefits to be so reduced or repaid in order to give effect to this paragraph (g). The Corporation will provide the Participant with all information reasonably requested by the Participant to permit the Participant to make such designation. In the event that the Participant fails to make such designation within 10 business days prior to the Employment Termination date or other due date, the Corporation may effect such reduction or repayment in any manner it deems appropriate.

(h) Notwithstanding the foregoing provisions of this Section 4.09, Gross-Up Payments will be made only in the manner and to the extent (and at the earliest date(s) permitted) such that Code Section 409A will not be violated.

ARTICLE FIVE

AMENDMENT AND TERMINATION

5.01   Amendment

The Plan may be amended by the Board at any time; provided, however, that

(a)   any amendment which would have an adverse effect on any Participant's Plan benefits and/or rights, except as may be otherwise required to comply with changes in applicable laws or regulations, including, but not limited to, Code Section 409A, or

(b)   any amendment within one year before or two years after a Change in Control,

cannot be applied to any Participant who would be adversely affected by such amendment without such Participant's consent.   After a Change in Control, any amendment shall also require the consent of the Committee.

5.02   Termination

The Plan shall continue indefinitely after the Effective Date, unless the Board shall decide to terminate the Plan by duly adopting resolutions terminating the Plan; provided, however, following the commencement of any discussion with a third party that ultimately results in a Change in Control, the Plan shall continue subject to Section 5.01, until such time as the Corporation and each affiliate or Subsidiary (as appropriate) shall have fully performed all of their obligations under the Plan with respect to all Participants, and shall have paid all Severance Benefits under the Plan in full to all Participants.

ARTICLE SIX

MISCELLANEOUS

6.01   Participant Rights

The Corporation and each affiliate or Subsidiary intend this Plan to constitute a legally enforceable obligation between (a) the Corporation or an affiliate or Subsidiary (as appropriate) and (b) each Participant.

It is also intended that the Plan shall confer vested and non-forfeitable rights for each Participant to receive benefits to which the Participant is entitled under the terms of the Plan with Participants being third party beneficiaries.

Except as provided in the definitions of Summary Dismissal or Constructive Termination, nothing in this Plan shall be construed to confer on any Participant any right to continue in the employ of the Corporation or an affiliate or Subsidiary or to affect in any way the right of the Corporation or an affiliate or Subsidiary to terminate a Participant's employment without prior notice at any time for any reason or no reason.

6.02   Authority of Committee

The Committee will administer the Plan and have the full authority and discretion necessary to accomplish that purpose, including, without limitation, the authority and discretion to: (i) resolve all questions relating to the eligibility of Executive Board members to become or continue as Participants, (ii) determine the amount of benefits, if any, payable to Participants under the Plan and determine the time and manner in which such benefits are to be paid, (iii) engage any administrative, legal, tax, actuarial, accounting, clerical, or other services it deems appropriate in administering the Plan, (iv) construe and interpret the Plan, supply omissions from, correct deficiencies in and resolve inconsistencies or ambiguities in the language of the Plan, resolve inconsistencies or ambiguities between the provisions of this document, and adopt rules for the administration of the Plan which are not inconsistent with the terms of the Plan document, (v) compile and maintain all records it determines to be necessary, appropriate or convenient in connection with the administration of the Plan, and (vi) resolve all questions of fact relating to any matter for which it has administrative responsibility. The Committee shall perform all of the duties and may exercise all of the powers and discretion that the Committee deems necessary or appropriate for the proper administration of the Plan, and shall do so in a uniform, nondiscriminatory manner. Any failure by the Committee to apply any provisions of this Plan to any particular situation shall not represent a waiver of the Committee's authority to apply such provisions thereafter. Every interpretation, choice, determination or other exercise of any power or discretion given either expressly or by implication to the Committee shall be conclusive and binding upon all parties having or claiming to have an interest under the Plan or otherwise directly or indirectly affected by such action, without restriction, however, on the right of the Committee to reconsider and redetermine such action. Any decision rendered by the Committee and any review of such decision shall be limited to determining whether the decision was so arbitrary and capricious as to be an abuse of discretion. The Committee may adopt such rules and procedures for the administration of the Plan as are consistent with the terms hereof.

6.03   Claims Procedure

A.   Allocation of Claims Responsibility: With respect to any claim for benefits which are provided exclusively under this Plan, the claim shall be approved or denied by the Committee within 60 days following the receipt of the information necessary to process the claim. In the event the Committee denies a claim for benefits in whole or in part, it will give written notice of the decision to the claimant or the claimants authorized representative, which notice will set forth in a manner calculated to be understood by the claimant, stating the specific reasons for such denial, make specific reference to the pertinent Plan provisions on which the decision was based, and provide any other additional information, as applicable, required by 29 Code of Federal Regulations Section 2560.503-1 applicable to the Plan.

With respect to any claim for benefits which, under the terms of the Plan, are provided under another employee benefit plan maintained by the Corporation (i.e., Health Plans, Gold Card, life insurance, PTO/MTO Policy, Pension, Savings, Mirror Savings, Benefit Restoration Plan, and Supplement Retirement Plan benefits), the Committee shall determine claims regarding the Participant's eligibility under the Plan in accordance with the preceding paragraph, but the administration of any other claim with respect to such benefits (including the amount of such benefits) shall be subject to the claims procedure specified in such other employee benefit plan or program.

B.   Litigation or Appeal In the event the Committee denies a claim in whole or in part for benefits which are provided exclusively under the Plan, or denies a claim regarding the claimant's eligibility under the Plan, Participants will then be allowed to file a lawsuit in Federal Court as provided under ERISA.

Appeals with respect to any claim for benefits which, under the terms of the Plan, are provided under another employee benefit plan maintained by the Corporation (i.e., group health, life insurance, and Supplemental Retirement Plan benefits), shall be subject to the claims and appeals procedure specified in such other employee benefit plan.

6.04   Records and Reports

The Committee will maintain adequate records of all of their proceedings and acts and all such books of account, records, and other data as may be necessary for administration of the Plan. The Committee will make available to each Participant upon his request such of the Plan's records as pertain to him for examination at reasonable times during normal business hours.

6.05   Reliance on Tables, Etc.

In administering the Plan, the Committee is entitled to the extent permitted by law to rely conclusively upon all tables, valuations, certificates, opinions and reports which are furnished by accountants, legal counsel or other experts employed or engaged by the Committee. The Committee will be fully protected in respect of any action taken or suffered by the Committee in good faith reliance upon all such tables, valuations, certificates, reports, opinions or other advice. The Committee is also entitled to rely upon any data or information furnished by a Participating Employer or by a Participant as to any information pertinent to any calculation or determination to be made under the provisions of the Plan, and, as a condition to payment of any benefit under the Plan the Committee may request a Participant to furnish such information as it deems necessary or desirable in administering the Plan.

6.06   Availability of Plan Information and Documents

Any Participant having a question concerning the administration of the Plan or the Participant's eligibility for participation in the Plan or for the payment of benefits under the Plan may contact the Committee and request a copy of the Plan document. Each Participating Employer will keep copies of this Plan document, exhibits and amendments hereto, and any related documents on file in its administrative offices, and such documents will be available for review by a Participant or a designated representative of the Participant at any reasonable time during regular business hours. Reasonable copying charges for such documents will be paid by the requesting party.

6.07   Expenses

All Plan administration expenses incurred by the Committee shall be paid by the Corporation and all other administration expenses incurred by the Corporation or an affiliate or Subsidiary shall be paid by the Corporation or an affiliate or Subsidiary (as appropriate).

6.08   Adoption Procedure for Participating Employer

Any Subsidiary or affiliate of the Corporation may become a Participating Employer under the Plan provided that (i) the Board approves the adoption of the Plan by the Subsidiary or affiliate and designates the Subsidiary or affiliate as a Participating Employer in the Plan and (ii) by appropriate resolutions of the board of directors or other governing body of the Subsidiary or affiliate, the Subsidiary or affiliate agrees to become a Participating Employer under the Plan and also agrees to be bound by any other terms and conditions which may be required by the Board or the Committee, provided that such terms and conditions are not inconsistent with the purposes of the Plan. A Participating Employer may withdraw from participation in the Plan, subject to approval by the Committee, by providing written notice to the Committee that withdrawal has been approved by the board of directors or other governing body of the Participating Employer; provided, however, following the commencement of any discussion with a third party that ultimately results in a Change in Control, the Committee shall have no authority to approve the withdrawal of any Participating Employer until such time as the Corporation and each affiliate or Subsidiary (as appropriate) shall have fully performed all of their obligations under the Plan with respect to all Participants, and shall have paid all Severance Benefits under the Plan in full to all Participants. The Board may at any time remove a Participating Employer from participation in the Plan by providing written notice to the Participating Employer that it has approved removal; provided, however, following the commencement of any discussion with a third party that ultimately results in a Change in Control, the Board shall have no authority to remove or approve the withdrawal of any Participating Employer until such time as the Corporation and each affiliate or Subsidiary (as appropriate) shall have fully performed all of their obligations under the Plan with respect to all Participants, and shall have paid all Severance Benefits under the Plan in full to all Participants. The Board will act in accordance with this Article pursuant to unanimous written consent or by majority vote at a meeting.

6.09   Effect on Other Benefits

Except as otherwise provided herein, the Plan shall not affect any Participant's rights or entitlement under any other retirement or employee benefit plan offered to him/her by the Corporation or an affiliate or Subsidiary (as appropriate) as of his/her Employment Termination.

6.10   Successors

The Plan shall be binding upon any successor in interest of the Corporation or an affiliate or Subsidiary (as appropriate) and shall inure to the benefit of, and be enforceable by, a Participant's assigns or heirs.

6.11   Severability

The various provisions of the Plan are severable and any determination of invalidity or unenforceability of any one provision shall not have any effect on the remaining provisions.

6.12   Construction

In determining the meaning of the Plan, words imparting the masculine gender shall include the feminine and the singular shall include the plural, unless the context requires otherwise. Headings of sections and subsections of the Plan are for convenience only and are not intended to modify or affect the meaning of the substantive provisions of the Plan.

6.13   References to Other Plans and Programs

Each reference in the Plan to any plan, policy or program, the Plan or document of the Corporation or an affiliate or Subsidiary, shall include any amendments or successor provisions thereto without the necessity of amending the Plan for such changes.

6.14   Notices

(a)   General. Notices and all other communications contemplated by this Plan shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid.   In the case of the Participant, (i) mailed notices shall be addressed to the Participant at the Participant's home address which was most recently communicated to the Corporation in writing or (ii) in the case of a Participant who is an employee, distributed to the employee at his or her place of employment in compliance with 29 CFR Section 2520.104b-1(c). In the case of the Corporation, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its General Counsel at J.C. Penney Corporation, Inc., 6501 Legacy Drive, Plano, Texas 75024.

(b)   Notice of Termination. Any notice of Summary Dismissal by the Corporation or by the Participant for Constructive Termination shall be communicated by a notice of termination to the other party given in accordance with this Section 6.14.   Such notice shall indicate the specific termination provision in this Plan relied upon, shall set forth in reasonable detail the facts and circumstances claimed to provide the basis for termination under the provision so indicated, and shall specify the Employment Termination date.

6.15   No Duty to Mitigate

The Participant shall not be required to mitigate the amount of any payment contemplated under this Plan, nor shall such payment be reduced by any earnings that the Participant may receive from any other source.

6.16   Employment Taxes

All payments made pursuant to this Plan shall be subject to withholding of applicable income and employment taxes.

6.17   Governing Law

Except to the extent that the Plan may be subject to the provisions of ERISA, the Plan will be construed and enforced according to the laws of the State of Texas, without giving effect to the conflict of laws principles thereof. Except as otherwise required by ERISA, every right of action by an Associate with respect to the Plan shall be barred after the expiration of three years from the date of termination of employment or the date of receipt of the notice of denial of a claim for benefits or eligibility, if earlier. In the event ERISA's limitation on legal action does not apply, the laws of the State of Texas with respect to the limitations of legal actions shall apply and the cause of action must be brought no later than four years after the date the action accrues.

APPENDIX I

Participating Employers

J.C. Penney Corporation, Inc.

J.C. Penney Company, Inc.

JCP Publications Corp.

JCP Overseas Services, Inc.

J.C. Penney Puerto Rico, Inc.

JCP Logistics L. P.

JCP Media L.P.

JCP Procurement L.P.

J.C. Penney Private Brands, Inc.

JCP Ecommerce L.P.

JCP Construction Services, Inc.

Exhibit 10.2

Form of

EXECUTIVE TERMINATION PAY AGREEMENT

This Executive Termination Pay Agreement (the "Agreement"), dated as of _____, 2006 is between J.C. Penney Corporation, Inc. ("Corporation") and the undersigned member of the Corporation's Executive Board (the "Executive").

WHEREAS, in order to achieve its long-term objectives, the Corporation recognizes that it is essential to attract and retain superior executives to serve on its Executive Board;

WHEREAS, in order to induce the Executive [to continue] to serve in the Executive's position with the Corporation, the Corporation desires to provide the Executive with the right to receive certain benefits in the event the Executive's employment is terminated, on the terms and subject to the conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the promises and of the mutual covenants herein contained, it is agreed as follows:

1.   Termination Payments and Benefits.

    1.1   *Death or Permanent Disability.* In the event of the death or Permanent Disability (as defined in Section 2) of the Executive, as soon as practicable, the Corporation shall pay any (a) accrued and unpaid Base Salary (as defined in Section 2) and vacation to which the Executive was entitled as of the effective date of termination of the Executive's employment with the Corporation (collectively, the "Compensation Payments") and (b) the target annual incentive (at $1.00 per unit) under the Corporation's Management Incentive Compensation Program (or any successor plan) for the fiscal year in which the date of death or the determination of Permanent Disability occurs, prorated for the actual period of service for that fiscal year (the "Prorated Bonus"). The payment of any death benefits or disability benefits under any employee benefit or compensation plan that is maintained by the Corporation for the Executive's benefit shall be governed by the terms of such plan.

    1.2   *Termination by the Corporation for Cause; Voluntary Termination by the Executive.* In the event of the termination of the Executive by the Corporation for Cause (as defined in Section 2) or voluntary termination by the Executive, the Corporation shall pay the Compensation Payments to the Executive as soon as practicable or within the period required by law, and the Executive shall be entitled to no other compensation, except as otherwise due to the Executive under applicable law applicable plan or program. The Executive shall not be entitled to the payment of any bonuses for any portion of the fiscal year in which such termination occurs.

1.3   *Involuntary Termination by the Corporation.*

    (a)   *Form and Amount*.   In the event of the termination of the Executive by the Corporation without Cause ("Involuntary Termination"), the Corporation shall pay the Compensation Payments to the Executive as soon as practicable or within the period required by law. In addition, conditioned upon receipt of the Executive's written release of claims in such form as may be required by the Corporation and the expiration of any applicable period during which the Executive can rescind or revoke such release, subject to Section 1.4, the Corporation shall pay or provide to the Executive as severance pay within 14 days thereafter, a lump sum equal to (i) the Prorated Bonus, (ii) the Executive's monthly salary and the target annual incentive (at $1.00 per unit) under the Corporation's Management Incentive Compensation Program for the Severance Period (as defined in Section 2), (iii) the Corporation's portion of the premium cost of Medical, Dental, and Corporation Paid Life Insurance Plans coverage for the Severance Period as provided in Section 1.3(b), (iv) Special Bonus Hours to the extent provided under Section 1.3(c), and (v) $25,000 to pay for outplacement services and financial counseling services. In addition to the lump sum payments provided for herein, following an Involuntary Termination, the Corporation shall also provide to the Executive Accelerated Vesting as provided in Section 1.3(d).

    (b)   *Health Care and Life Insurance*.   Following an Involuntary Termination, the Executive will receive a lump sum payment equal to the Corporation's premium cost for the Executive's active Associate Medical, Dental and Life Insurance Plans coverage, if any, as in effect on the day prior to the effective date of the Executive's Involuntary Termination, in an amount based on the entire Severance Period. Such amount shall be grossed-up for applicable federal income taxes using the applicable federal income tax rate that applied to the Executive for the taxable year prior to the year in which the Involuntary Termination shall have occurred.

    (c)   *Special Bonus Hours*. Following an Involuntary Termination, the Corporation shall pay the Executive a lump sum payment for Special Bonus Hours, if the Executive is a participant in the Corporation's Paid Time Off Policy ("PTO Policy").   Such payment shall be determined in accordance with the provisions of the PTO Policy applicable to an involuntary termination resulting from a reduction in force.

(d)   *Accelerated Vesting.* Effective on the Involuntary Termination date, all Long Term Incentive stock awards and stock options in the Executive's name shall be immediately vested.

1.4   *Section 409A.* To the extent applicable, it is intended that this Agreement comply with the provisions of Section 409A of the Code (as defined in Section 2). Any provision of this Agreement that would cause this Agreement to fail to satisfy Code Section 409A shall have no force and effect until amended to comply with Code Section 409A (which amendment may be retroactive to the extent permitted by Code Section 409A and the Executive hereby agrees not to withhold consent unreasonably to any amendment requested by the Corporation for the purpose of complying with Code Section 409A). Notwithstanding anything to the contrary in this Section 1, no payment or benefit that constitutes a "deferral of compensation" will be made or commence under this Agreement until the latest of (a) the date specified in any Release and Waiver Agreement signed by Executive in connection with the Executive's "separation from service," (b) the Executive's "separation from service," or (c) in the case of a "specified employee," six months after "separation from service." "Deferral of compensation," "separation from service" and "specified employee" have the meanings ascribed to such phrases in Code Section 409A.

1.5   *Forfeiture*. Notwithstanding the foregoing provisions of this Section 1, in addition to any remedies to which the Corporation is entitled, any right of the Executive to receive termination payments and benefits under Section 1 shall be forfeited to the extent of any amounts payable or benefits to be provided after a breach of any covenant set forth in Section 3.

1.6   *Non-Eligibility For Other Company Separation Pay Benefits*. The benefits provided for herein are intended to be in lieu of, and not in addition to, other separation pay benefits to which the Executive might be entitled, including those under the Corporation's Separation Pay Plan, or any successor plan or program offered by the Corporation, which the Executive hereby waives. If the Executive receives benefits under the Corporation's Change in Control Plan (the "CIC Plan"), in the event of Employment Termination (as defined in the CIC Plan), the covenants set forth in Section 3 hereof shall automatically terminate and, if the Executive shall receive all benefits to which the Executive is entitled under the CIC Plan, the Executive waives all benefits hereunder.

1.7   *Corporation's Right of Offset*. If the Executive is at any time indebted to the Corporation, or otherwise obligated to pay money to the Corporation for any reason, the Corporation, at its election, may offset amounts otherwise payable to the Executive under this Agreement, including, but without limitation, Base Salary and incentive compensation payments, against any such indebtedness or amounts due from the Executive to the Corporation, to the extent permitted by law.

1.8   *Mitigation*. In the event of the Involuntary Termination of the Executive by the Corporation, the Executive shall not be required to mitigate damages by seeking other employment or otherwise as a condition to receiving termination payments or benefits under this Agreement. No amounts earned by the Executive after the Executive's Involuntary Termination by the Corporation, whether from self-employment, as a common law employee, or otherwise, shall reduce the amount of any payment or benefit under any provision of this Agreement.

1.9   *Resignations*. Except to the extent requested by the Corporation, upon any termination of the Executive's employment with the Corporation, the Executive shall immediately resign all positions and directorships with the Corporation and each of its subsidiaries and affiliates.

2.   <u>Certain Definitions</u>. As used in this Agreement, the following terms shall have the following meanings:

2.1   *"Agreement*" shall mean this Executive Termination Pay Agreement.

2.2   *"Base Salary"* shall mean the Executive's annual base salary as in effect at the effective date of termination of the Executive's termination of employment with the Corporation.

2.3   *"Cause"* shall mean (a) an intentional act of fraud, embezzlement, theft or any other material violation of law that occurs during or in the course of Executive's employment with the Corporation; (b) intentional damage to the Corporation's assets; (c) intentional disclosure of the Corporation's confidential information contrary to Corporation's policies; (d) material breach of Executive's obligations under this Agreement; (e) intentional engagement in any competitive activity which would constitute a breach of Executive's duty of loyalty or of Executive's obligations under this Agreement; (f) the willful and continued failure to substantially perform Executive's duties for the Corporation (other than as a result of incapacity due to physical or mental illness); or (g) intentional breach of any of Corporation's policies or willful conduct by Executive that is in either case demonstrably and materially injurious to Corporation, monetarily or otherwise; provided, however, that termination for Cause based on clause (d) shall not be effective unless the Executive shall have written notice from the Chief Executive Officer of the Corporation (which notice shall include a description of the reasons and circumstances giving rise to such notice) not less than 30 days prior to the Executive's termination and the Executive has failed after receipt of such notice to satisfactorily discharge the Executive's duties. For purposes hereof, an act, or a failure to act, shall not be deemed "willful" or "intentional" unless it is done, or omitted to be done, by the Executive in bad faith or without a reasonable belief that the Executive's action or omission was in the best interest of Corporation. Failure to meet performance standards or objectives, by itself, does not constitute "Cause." "Cause" also includes any of the above grounds for dismissal regardless of whether the Corporation learns of it before or after terminating Executive's employment.

2.4   "*Code*" shall mean the Internal Revenue Code of 1986, as amended, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury or the Internal Revenue Service with respect thereto.

2.5   "*CIC Plan*" shall have the meaning ascribed thereto in Section 1.6.

2.6   "*Compensation Payments*" shall have the meaning ascribed thereto in Section 1.1.

2.7   "*Competing Business*" shall have the meaning ascribed thereto in Section 3.4.

2.8   "*Corporation"* shall mean J.C. Penney Corporation, Inc.

2.9   "*Executive*" shall mean the undersigned member of the Corporation's Executive Board.

2.10   "*Involuntary Termination*" shall have the meaning ascribed thereto in Section 1.3(a).

2.11   *"Permanent Disability"* means that you have a total and permanent disability that lasts more than 180 days and have received a Social Security Disability award.

2.12   "*Proprietary Information*" shall have the meaning ascribed thereto in Section 3.1.

2.13   *"Prorated Bonus"* shall have the meaning ascribed thereto in Section 1.1.

2.14   "*PTO Policy*" shall have the meaning ascribed thereto in Section 1.3.

2.15   "*Severance Period*" shall mean the following period, based on the Executive's title at the time of termination of the Executive's employment with the Corporation:

Title	Severance Period
Executive Vice Presidents and above	18 months
Senior Vice President	12 months

3. <u>Covenants and Representations of the Executive</u>. The Executive hereby acknowledges that the Executive's duties to the Corporation require access to and creation of the Corporation's confidential or proprietary information and trade secrets (collectively, the "Proprietary Information"). The Proprietary Information has been and will continue to be developed by the Corporation and its subsidiaries and affiliates at substantial cost and constitutes valuable and unique property of the Corporation. The Executive further acknowledges that due to the nature of the Executive's position, the Executive will have access to Proprietary Information affecting plans and operations in every location in which the Corporation (and its subsidiaries and affiliates) does business or plans to do business throughout the world, and the Executive's decisions and recommendations on behalf of the Corporation may affect its operations throughout the world. Accordingly, the Executive acknowledges that the foregoing makes it reasonably necessary for the protection of the Corporation's business interests that the Executive agree to the following covenants:

   3.1 *Confidentiality*. The Executive hereby covenants and agrees that the Executive shall not, without the prior written consent of the Corporation, during the Executive's employment with the Corporation or at any time thereafter disclose to any person not employed by the Corporation, or use in connection with engaging in competition with the Corporation, any Proprietary Information of the Corporation.

      (a) It is expressly understood and agreed that the Corporation's Proprietary Information is all nonpublic information relating to the Corporation's business, including but not limited to information, plans and strategies regarding suppliers, pricing, marketing, customers, hiring and terminations, employee performance and evaluations, internal reviews and investigations, short term and long range plans, acquisitions and divestitures, advertising, information systems, sales objectives and performance, as well as any other nonpublic information, the nondisclosure of which may provide a competitive or economic advantage to the Corporation. Proprietary Information shall not be deemed to have become public for purposes of this Agreement where it has been disclosed or made public by or through anyone acting in violation of a contractual, ethical, or legal responsibility to maintain its confidentiality.

      (b) In the event the Executive receives a subpoena, court order or other summons that may require the Executive to disclose Proprietary Information, on pain of civil or criminal penalty, the Executive will promptly give notice to the Corporation of the subpoena or summons and provide the Corporation an opportunity to appear at the Corporation's expense and challenge the disclosure of its Proprietary Information, and the Executive shall provide reasonable cooperation to the Corporation for purposes of affording the Corporation the opportunity to prevent the disclosure of the Corporation's Proprietary Information.

3.2 *Nonsolicitation of Employees.* The Executive hereby covenants and agrees that during the Executive's employment with the Corporation and for a period equal to the Severance Period thereafter, the Executive shall not, without the prior written consent of the Corporation, on the Executive's own behalf or on the behalf of any person, firm or company, directly or indirectly, attempt to influence, persuade or induce, or assist any other person in so persuading or inducing, any of the employees of the Corporation (or any of its subsidiaries or affiliates) to give up his or her employment with the Corporation (or any of its subsidiaries or affiliates), and the Executive shall not directly or indirectly solicit or hire employees of the Corporation (or any of its subsidiaries or affiliates) for employment with any other employer.

3.3 *Noninterference with Business Relations.* The Executive hereby covenants and agrees that during the Executive's employment with the Corporation and for a period equal to the Severance Period thereafter, the Executive shall not, without the prior written consent of the Corporation, on the Executive's own behalf or on the behalf of any person, firm or company, directly or indirectly, attempt to influence, persuade or induce, or assist any other person in so persuading or inducing, any person, firm or company to cease doing business with, reduce its business with, or decline to commence a business relationship with, the Corporation (or any of its subsidiaries or affiliates).

3.4 *Noncompetition.*

(a) The Executive covenants that during the Executive's employment with the Corporation and, in the event the Executive will receive or has received the severance benefits provided for in Section 1.3, for a period equal to the Severance Period thereafter, the Executive will not undertake work for a Competing Business, as defined in Section 3.4(b). For purposes of this covenant, "undertake work for" shall include performing services, whether paid or unpaid, in any capacity, including as an officer, director, owner, consultant, employee, agent or representative, where such services involve the performance of similar duties or oversight responsibilities as those performed by the Executive at any time during the 12-month period preceding the Executive's termination from the Corporation for any reason. Notwithstanding the foregoing, the Executive may waive the benefits under Section 1.3 by providing a written notice to the Corporation's General Counsel and will then not be subject to this Section 3.4.

(b)   As used in this Agreement, the term "Competing Business" shall mean any business that, at the time of the determination:

(i)   operates (A) any retail department store, specialty store, or general merchandise store; (B) any retail catalog, telemarketing, or direct mail business; (C) any Internet-based or other electronic department store or general merchandise retailing business; (D) any other retail business that sells goods, merchandise, or services of the types sold by the Corporation, including its divisions, affiliates, and licensees; or (E) any business that provides buying office or sourcing services to any business of the types referred to in this Section 3.4(b)(i); and

(B)   conducts any business of the types referred to in Section 3.4(b)(i) in the United States, Commonwealth of Puerto Rico, or another country in which the Corporation, including its divisions, affiliates, and licensees, conducts a similar business.

3.5   *Injunctive Relief.*   If the Executive shall breach any of the covenants contained in this Section 3, the Corporation shall have no further obligation to make any payment to the Executive pursuant to this Agreement and may recover from the Executive all such damages as it may be entitled to at law or in equity.   In addition, the Executive acknowledges that any such breach is likely to result in immediate and irreparable harm to the Corporation for which money damages are likely to be inadequate.   Accordingly, the Executive consents to injunctive and other appropriate equitable relief without the necessity of bond in excess of $500.00 upon the institution of proceedings therefor by the Corporation in order to protect the Corporation's rights hereunder.

4.   Employment-at-Will.   Notwithstanding any provision in this Agreement to the contrary, the Executive hereby acknowledges and agrees that the Executive's employment with the Corporation is for an unspecified duration and constitutes "at-will" employment, and the Executive further acknowledges and agrees that this employment relationship may be terminated at any time, with or without Cause or for any or no Cause, at the option either of the Corporation or the Executive.

5.   Miscellaneous Provisions.

5.1   *Dispute Resolution.*   Any dispute between the parties under this Agreement shall be resolved (except as provided below) through informal arbitration by an arbitrator selected under the rules of the American Arbitration Association for arbitration of employment disputes (located in the city in which the Corporation's principal executive offices are based) and the arbitration shall be conducted in that location under the rules of said Association. Each party shall be entitled to present evidence and argument to the arbitrator. The arbitrator shall have the right only to interpret and apply the provisions of this Agreement and may not change any of its provisions, except as expressly provided in Section 3.4 and only in the event the Corporation has not brought an action in a court of competent jurisdiction to enforce the covenants in Section 3. The arbitrator shall permit reasonable pre-hearing discovery of facts, to the extent necessary to establish a claim or a defense to a claim, subject to supervision by the arbitrator. The determination of the arbitrator shall be conclusive and binding upon the parties and judgment upon the same may be entered in any court having jurisdiction thereof. The arbitrator shall give written notice to the parties stating the arbitrator's determination, and shall furnish to each party a signed copy of such determination. The expenses of arbitration shall be borne equally by the Corporation and the Executive or as the arbitrator equitably determines consistent with the application of state or federal law; provided, however, that the Executive's share of such expenses shall not exceed the maximum permitted by law. **Any arbitration or action pursuant to this Section 5.1 shall be governed by and construed in accordance with the substantive laws of the State of Texas and, where applicable, federal law, without giving effect to the principles of conflict of laws of such State. The mandatory arbitration provisions of this Section 5.1 shall supersede in their entirety the J.C. Penney Alternative, a dispute resolution program generally applicable to employment terminations.**

Notwithstanding the foregoing, the Corporation shall not be required to seek or participate in arbitration regarding any actual or threatened breach of the Executive's covenants in Section 3, but may pursue its remedies, including injunctive relief, for such breach in a court of competent jurisdiction in the city in which the Corporation's principal executive offices are based, or in the sole discretion of the Corporation, in a court of competent jurisdiction where the Executive has committed or is threatening to commit a breach of the Executive's covenants, and no arbitrator may make any ruling inconsistent with the findings or rulings of such court.

5.2   *Binding on Successors; Assignment.*   This Agreement shall be binding upon and inure to the benefit of the Executive, the Corporation and each of their respective successors, assigns, personal and legal representatives, executors, administrators, heirs, distributees, devisees, and legatees, as applicable; provided however, that neither this Agreement nor any rights or obligations hereunder shall be assignable or otherwise subject to hypothecation by the Executive (except by will or by operation of the laws of intestate succession) or by the Corporation except that the Corporation may assign this Agreement to any successor (whether by merger, purchase or otherwise) to all or substantially all of the stock, assets or businesses of the Corporation, if such successor expressly agrees to assume the obligations of the Corporation hereunder.

5.3   *Governing Law*.   **This Agreement shall be governed, construed, interpreted, and enforced in accordance with the substantive law of the State of Texas and federal law, without regard to conflicts of law principles, except as expressly provided herein. In the event the Corporation exercises its discretion under Section 5.1 to bring an action to enforce the covenants contained in Section 3 in a court of competent jurisdiction where the Executive has breached or threatened to breach such covenants, and in no other event, the parties agree that the court may apply the law of the jurisdiction in which such action is pending in order to enforce the covenants to the fullest extent permissible.**

5.4   *Severability*.   Any provision of this Agreement that is deemed invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective, to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provisions of this Agreement invalid, illegal or unenforceable in any other jurisdiction. If any covenant in Section 3 should be deemed invalid, illegal or unenforceable because its time, geographical area, or restricted activity, is considered excessive, such covenant shall be modified to the minimum extent necessary to render the modified covenant valid, legal and enforceable.

5.5   *Notices*.   For all purposes of this Agreement, all communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given when hand delivered or dispatched by electronic facsimile transmission (with receipt thereof confirmed), or five business days after having been mailed by United States registered or certified mail, return receipt requested, postage prepaid, or three business days after having been sent by a nationally recognized overnight courier service, addressed to the Corporation at its principal executive office, c/o the Corporation's General Counsel, and to the Executive at the Executive's principal residence, or to such other address as any party may have furnished to the other in writing and in accordance herewith, except that notices of change of address shall be effective only upon receipt.

5.6   *Counterparts*.   This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Agreement.

5.7   *Entire Agreement*.   The terms of this Agreement are intended by the parties to be the final expression of their agreement with respect to the Executive's employment by the Corporation and may not be contradicted by evidence of any prior or contemporaneous agreement. The parties further intend that this Agreement shall constitute the complete and exclusive statement of its terms and that no extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceedings to vary the terms of this Agreement.

5.8   *Amendments; Waivers.* This Agreement may not be modified, amended, or terminated except by an instrument in writing, approved by the Corporation and signed by the Executive and the Corporation. Failure on the part of either party to complain of any action or omission, breach or default on the part of the other party, no matter how long the same may continue, shall never be deemed to be a waiver of any rights or remedies hereunder, at law or in equity. The Executive or the Corporation may waive compliance by the other party with any provision of this Agreement that such other party was or is obligated to comply with or perform only through an executed writing; provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure.

5.9   *No Inconsistent Actions.* The parties hereto shall not voluntarily undertake or fail to undertake any action or course of action that is inconsistent with the provisions or essential intent of this Agreement. Furthermore, it is the intent of the parties hereto to act in a fair and reasonable manner with respect to the interpretation and application of the provisions of this Agreement.

5.10   *Headings and Section References.* The headings used in this Agreement are intended for convenience or reference only and shall not in any manner amplify, limit, modify or otherwise be used in the construction or interpretation of any provision of this Agreement. All section references are to sections of this Agreement, unless otherwise noted.

5.11   *Beneficiaries.* The Executive shall be entitled to select (and change, to the extent permitted under any applicable law) a beneficiary or beneficiaries to receive any compensation or benefit payable hereunder following the Executive's death, and may change such election, in either case by giving the Corporation written notice thereof in accordance with Section 5.5. In the event of the Executive's death or a judicial determination of the Executive's incompetence, reference in this Agreement to the "Executive" shall be deemed, where appropriate, to be the Executive's beneficiary, estate or other legal representative.

5.12   *Withholding.* The Corporation shall be entitled to withhold from payment any amount of withholding required by law.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

J. C. PENNEY CORPORATION, INC.

By:
Name: _____
Title: _____

EXECUTIVE

_____

Exhibit 10.3

Executive Officer	2006 Base Salary	2006 Target Incentive Opportunity*	2005 Incentive Compensation
William J. Alcorn Senior Vice President, Controller and Chief Procurement Officer	$385,000	50%	$292,104
Joanne L. Bober Executive Vice President, General Counsel and Secretary	$475,000	50%	$376,875
Robert B. Cavanaugh Executive Vice President, Chief Financial Officer	$670,000	60%	$581,474
Ken C. Hicks President and Chief Merchandising Officer	$800,000	75%	$678,938
Stephen F. Raish Executive Vice President, Chief Information Officer	$430,000	50%	$272,902
Michael T. Theilmann Executive Vice President, Chief Human Resources and Administration Officer	$520,000	60%	$443,750
Myron E. Ullman, III Chairman and Chief Executive Officer	$1,500,000	100%	$2,662,500

* The target incentive opportunity is a percentage of base salary.



Exhibit 10.4

JCPenney

Notice of Grant of Stock Option(s)
2006 Stock Option Grant

J. C. Penney Company, Inc.

2005 Equity Compensation Plan

Name		Date of Grant	Option Price Per Share
		3/22/2006	
Employee ID	Unit Number	Area of Responsibility / District Number	
		Number of NSO Shares Granted	

This Notice of Non-Qualified (also known as "Non-Statutory") Stock Option ("NSO") gives you the right to purchase the total number of shares of Common Stock of 50¢ par value ("Common Stock") of J. C. Penney Company, Inc. ("Company") at the price per share as shown above. This option is subject to all the terms, rules, and conditions of the J. C. Penney Company, Inc. 2005 Equity Compensation Plan ("Plan") and the implementing resolutions ("Resolutions") approved by the Human Resources and Compensation Committee of the Board of Directors. Capitalized terms not otherwise defined herein shall have the respective meanings assigned to them in the Plan and the Resolutions. The option price and number of shares will be adjusted as provided in the Plan in the event of a stock dividend, stock split, recapitalization, merger, consolidation, combination or exchange of shares, spinoff, distribution to holders of Common Stock other than cash dividends, or the like.

Terms of Exercise

Effective Exercise Date

When an option exercise instruction is given in conjunction with a sell order for the underlying stock that is a Sell-to-Cover Order, a Same-Day-Sale Exercise Order, a Limit Order or a Good-till Cancelled Order, the effective exercise date shall be the date on which such sale order is executed. For a Cash Payment (Exercise and Hold) transaction, the effective exercise date will be the date the requisite funds are received by the Company at its home office in Plano, Texas, or such other location as the Company may designate, or by a third party duly designated by the Company at the offices of such third party. For a Stock Payment transaction, the effective exercise date will be the date the properly completed option exercise form/instructions and any necessary accompanying documents and payment are received by the Company at its home office in Plano, Texas, or such other location as the Company may designate, or by a third party duly designated by the Company at the offices of such third party. Exercise instructions received after the close of the New York Stock Exchange for the day shall be deemed received as of the opening of the next Business Day (a "Business Day" being any day on which the New York Stock Exchange is open and operating). An effective exercise date shall never mean a non-Business Day. If any "effective exercise date," as defined above, falls on a day Common Stock is not traded, all transactions will be postponed until the next trading day, and the effective exercise date will be deemed to be the next trading date, unless such day is after the **Normal Expiration Date** (as defined below), in which case the option will expire.

Transferability

This option may be assigned or transferred by will or the laws of descent and distribution. No Stock Option will be exercisable except by you or (a) upon your incapacity, by your guardian or legal representative, or (b) upon your death, by the beneficiary you have designated on the JCPenney Company Equity Compensation Beneficiary Designation form or in the absence of such beneficiary, your legal representative (collectively, "Legal Transferees").

Date Option Becomes Exercisable

This option will become exercisable ("vest") over a three-year period in accordance with the following schedule:

Normal Vesting Dates	Percent of this Option Grant that will vest
March 22, 2007	33-1/3%
March 22, 2008	33-1/3%
March 22, 2009	33-1/3%

This option will be 100% vested on March 22, 2009.

However, 100% of this option becomes immediately exercisable, without regard to these dates, upon a "Change of Control" (as defined in Attachment A) of the Company, and a portion of this option becomes immediately exercisable, without regard to these dates, in the event of your employment termination due to retirement, death, disability, or reduction in force/unit closing as described on Page 2.

(continued on back)

Additional Exercise Terms Of This Option Are:

<u>While you are Employed</u>

While you are employed by the Company, subsidiary, or other entity affiliated with the Company, you may exercise vested options any time on or **after** the **Normal Vesting Dates** until the **Expiration Date** of March 21, 2016 (**"Normal Expiration Date"**).

This option can be exercised by:

- Cash Payment Method (Exercise and Hold)
- Stock Payment Method
- Same-Day-Sale Method
- Sell To Cover Method

<u>After your Employment Termination</u>

In all cases, the option exercise period following termination of employment cannot extend beyond the applicable date described below or the Normal Expiration Date, whichever comes first.

1) Retirement, Death, or Disability: If your employment terminates due to your:

- Retirement at age 60 or more,
- Retirement between ages 55 and 59 with at least 15 years of service,
- Death, or
- Disability,

before the final **Normal Vesting Date**, you will be entitled to a prorated number of stock options. The proration will be based on the ratio of (a) the number of calendar days from the date of grant to the last day worked to (b) the total number of calendar days in the vesting period.   The number of options that have already vested will be subtracted from the prorated amount and the remaining prorated options will become immediately exercisable.   Any options which have not already vested or for which exercisability is not accelerated will expire on such employment termination.

If your employment terminates due to any of the three circumstances listed above, all vested stock options may be exercised for a period of five years after employment termination or until the option's **Normal Expiration Date**, whichever comes first.

2) Reduction in Force or Unit Closing - If your employment terminates due to a reduction in force or unit closing before the final **Normal Vesting Date**, you will be entitled to a prorated number of stock options. The proration will be based on the ratio of (a) the number of calendar days from the date of grant to the last day worked to (b) the total number of calendar days in the vesting period.   The number of options that have already vested will be subtracted from the prorated amount and the remaining prorated options will become immediately exercisable.   Any options which have not already vested or for which exercisability is not accelerated will expire on such employment termination.

If your employment terminates due to a reduction in force or unit closing, all vested options may be exercised for a period of two years after employment termination or until the option's **Normal Expiration Date**, whichever comes first.

3) Resignation, Summary Dismissal or Resignation in Lieu of Summary Dismissal, Discretionary Dismissal or Resignation in Lieu of Discretionary Dismissal (excluding Reduction In Force or Unit Closing): If your employment terminates due to your resignation, summary dismissal or resignation in lieu of summary dismissal, discretionary dismissal or resignation in lieu of a discretionary dismissal, then this option will expire as of the date of your employment termination.

This stock option grant does not constitute an employment contract. It does not guarantee employment for the length of the vesting period or for any portion thereof.

(Rev. 3/06)

Attachment A

A Change of Control Event will have occurred if there is a change of ownership, a change of effective control, or a change in ownership of a substantial portion of the assets of the Company (as "Company" is defined in the J. C. Penney Company, Inc. 2005 Equity Compensation Plan).

1. Change of ownership occurs on the date that a person or persons acting as a group acquires ownership of stock of the Company that together with stock held by such person or group constitutes more than 50 percent of the total fair market value or total voting power of the stock of such corporation.

2. Notwithstanding whether the Company has undergone a change of ownership, a Change of Effective control occurs (a) when a person or persons acting as a group acquires within a 12-month period 35 percent of total voting power of the stock of the Company or (b) a majority of the board of Directors is replaced within 12 months if not previously approved by a majority of the members. A change in effective control also may occur in any transaction in which either of the two corporations involved in the transaction has a Change in Control Event, i.e. multiple change in control events.

3. Change in ownership of a substantial portion of the Company's assets occurs when a person or persons acting as a group acquires assets that have a total gross fair market value equal to or more than 40 percent of the total fair market of all assets of the Company immediately prior to the acquisition. A transfer of assets by the Company is not treated as a change in the ownership of such assets if the assets are transferred to -
(i) A shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its stock;
(ii) An entity, 50 percent or more of the total value or voting power of which is owned, directly or indirectly, by the Company;
(iii) A person, or more than one person acting as a group, that owns, directly or indirectly, 50 percent or more of the total value or voting power of all the outstanding stock of the Company; or
(iv) An entity, at least 50 percent of the total value or voting power of which is owned, directly or indirectly, by a person described in paragraph (iii).

Persons will not be considered to be acting as a group solely because they purchase assets of the Company at the same time, or as a result of the same public offering. However persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of assets, or similar business transaction with the Company.

Exhibit 10.5



JCPenney

J. C. Penney Company, Inc.

2005 Equity
Compensation Plan

Notice of 2006 Performance Unit Grant

Name		Date of Grant 3/22/2006
Employee ID	Unit Number	Area of Responsibility / District Number
Performance Cycle Begins: 1/29/2006 Ends: 2/3/2007		Number of Performance Units Granted

You have been granted the number of Performance Units listed above in recognition of your expected future contributions to the success of JCPenney.   This Performance Unit grant is a "target" award, which may increase or decrease based on the Company's actual results for the Performance Cycle as set forth in the Payout Matrix established by the Human Resources and Compensation Committee of the JCPenney Board of Directors ("Committee").   This grant is subject to all the terms, rules, and conditions of the J. C. Penney Company, Inc. 2005 Equity Compensation Plan ("Plan") and the implementing resolutions ("Resolutions") approved by the Committee. Capitalized terms not otherwise defined herein shall have the respective meanings assigned to them in the Plan and the Resolutions. The number of units will be adjusted as provided in the Plan in the event of a stock dividend, stock split, recapitalization, merger, consolidation, combination or exchange of shares, spinoff, distribution to holders of Common Stock other than cash dividends, or the like.

Definitions

Payout Matrix – The payout matrix is established by the Committee at the beginning of the Performance Cycle and describes the percentage of units you will earn based on the Company's actual EPS for the Performance Cycle.

Performance Units – The performance units granted under this program are restricted stock units with both performance-based and time-based vesting features. Each performance unit shall at all times be deemed to have a value equal to the then-current fair market value of one share of J. C. Penney Company, Inc. Common Stock of 50¢ par value ("Common Stock"). You can earn from 0% to 200% of the units granted based on the Company's actual results for the Performance Cycle.

Performance Cycle – The performance cycle is a one-year period beginning on the first day of the Company's fiscal year and ending on the last day of the fiscal year.

Performance Measurement – The performance measurement is the Company's Diluted Earnings Per Share from continuing operations ("EPS") over the Performance Cycle excluding any extraordinary or unusual noncomparable items as identified by the Committee at the time the Payout Matrix for the Performance Cycle is established.

Retirement—Retirement means your separation from service either (1) at or after age 60 or (2) at or after age 55 with at least 15 years of service with JCPenney or any of its subsidiaries.

How Your Actual Performance Units are Determined

The Company's EPS for fiscal 2006 will determine the actual number of Performance Units, if any, that are credited to your account. The Payout Matrix shown on page 3 indicates the percentage of Performance Units that will be credited for the respective EPS amounts.

The actual number of Performance Units that you earn will be credited to your account as soon as practicable but in no event later than 75 days after the end of the Performance Cycle.

Vesting of Your Credited Performance Units

The actual Performance Units credited to your account will vest, and the restrictions on your Performance Units will lapse, according to the following Vesting Schedule, PROVIDED YOU REMAIN CONTINUOUSLY EMPLOYED BY THE COMPANY THROUGH EACH OF THE RESPECTIVE VESTING DATES (unless your employment terminates due to your Retirement, death, Disability, or reduction in force/unit closing). Your vested Performance Units will be paid out in shares of Common Stock as soon as practicable but in no event later than 75 days following each Vesting Date. You will not be allowed to defer the payment of your shares of Common Stock to a later date.

Vesting Dates	Percent that will vest
March 22, 2007	33-1/3%
March 22, 2008	33-1/3%
March 22, 2009	33-1/3%

(Rev. 3/06)

(continued on back)

Employment Termination

If your employment terminates during the Performance Cycle because of Retirement, Disability, death or reduction in force/unit closing, then you shall be entitled to a prorated number of the Performance Units earned in accordance with the Payout Matrix, determined as of the end of the Performance Cycle. The proration will be based on the ratio of (a) the number of calendar days from the date of grant to the last day worked to (b) the total number of calendar days in the vesting period. Any Performance Units earned under this termination provision, will be immediately vested and delivered in shares of JCPenney Common Stock within 75 days of the end of the Performance Cycle.

If your employment terminates following the end of the Performance Cycle because of Retirement, Disability, death or reduction in force/unit closing, you will be entitled to a prorated number of the Performance Units earned under the Payout Matrix. The proration will be based on the ratio of (a) the number of calendar days from the date of grant to the last day worked to (b) the total number of calendar days in the vesting period. Any Performance Units that have already vested will be subtracted from the prorated amount and the remaining prorated Performance Units will vest immediately and be delivered as shares of JCPenney Common Stock as soon as practicable but in no event later than 75 days following your termination date. Any Performance Units which have not already vested or for which vesting is not accelerated will expire on such employment termination.

If your employment terminates for any reason other than Retirement, Disability, death or reduction in force/unit closing, you will forfeit any unearned and/or unvested Performance Units at the time of such employment termination.

Change of Control

If a Change of Control (as defined in Attachment A to this Notice of Grant) occurs during the Performance Cycle, you will earn 100% of your Performance Unit grant as of the effective date of the Change of Control. Your earned Performance Units will vest immediately and the Company will issue to you, in cancellation of your Performance Units, shares of Common Stock. If a Change of Control occurs following the Performance Cycle and prior to the final Vesting Date, any Performance Units earned under the Payout Matrix that have not already vested will vest immediately and the Company will issue to you, in cancellation of your Performance Units, shares of Common Stock.

Dividend Equivalents

You will not have any rights as a stockholder until your Performance Units vest and you are issued shares of Common Stock in cancellation of the vested Performance Units. However, following the conclusion of the Performance Cycle you will begin to accrue dividend equivalents on the Performance Units credited to your account in the amount of any quarterly dividend declared on the Common Stock. Dividend equivalents will continue to accrue until your Performance Units vest and you receive actual shares of Common Stock in cancellation of the vested Performance Units. The dividend equivalents will be credited as additional Performance Units in your account to be paid out in shares of Common Stock on each applicable Vesting Date along with the Performance Units to which they relate. The number of additional Performance Units to be credited to your account will be determined by dividing the aggregate dividend payable with respect to the number of Performance Units in your account by the closing price of the Common Stock on the New York Stock Exchange on the dividend payment date. The additional Performance Units credited to your account are subject to all of the terms and conditions of this Performance Unit award and the Plan and you will forfeit your additional Performance Units in the event that you forfeit the Performance Units to which they relate.

Taxes and Withholding

At the time your Performance Units vest and you are issued shares of Common Stock or cash in lieu of fractional shares, the fair market value of the shares of Common Stock issued to you will be included in your W-2 form and the Company will be required to withhold applicable taxes on such amount. Your withholding rate with respect to this award may not be higher than the minimum statutory rate. You may pay the applicable withholding taxes to the Company by sending your payment in cash or by having the Company retain and cancel the number of issued shares equal to the value of the required tax withholding. For purposes of this grant notice, "fair market value" means the opening price of the Common Stock on the New York Stock Exchange, or if the Exchange is closed on the applicable date, or if the Common Stock does not trade on such date, the closing price of the Common Stock on the New York Stock Exchange on the last trading day immediately preceding such date.

Transferability of Your Performance Units

The Performance Units granted to you are non-transferable.

Effect on Other Benefits

The value of the Performance Units covered by this award will not be included as compensation or earnings for purposes of any other compensation, retirement, or benefit plan offered to you by the Company in which you participate.

Administration

The Committee has full authority and discretion, subject only to the terms of the Plan, to decide all matters relating to the administration and interpretation of the Plan and this Performance Unit award. The Committee's determinations shall be final, conclusive, and binding on you and your heirs, legatees and designees.

This performance unit grant does not constitute an employment contract. It does not guarantee employment for the length of the vesting period or for any portion thereof.

(Rev. 3/06)

2006 Performance Unit Award Payout Matrix

	2006 EPS	Plan Payout %
Maximum	$4.69	200.0%
	$4.65	190.7%
	$4.60	179.1%
	$4.55	167.4%
	$4.50	155.8%
	$4.45	144.2%
	$4.40	132.6%
	$4.35	120.9%
	$4.30	109.3%
Target	**$4.26**	**100.0%**
	$4.20	91.8%
	$4.15	84.9%
	$4.10	78.1%
	$4.05	71.2%
	$4.00	64.4%
	$3.95	57.5%
	$3.90	50.7%
	$3.85	43.8%
	$3.80	37.0%
	$3.75	30.1%
	$3.70	23.3%
	$3.65	16.4%
	$3.60	9.6%
	$3.55	2.7%
Threshold	$3.53	0.0%

For EPS results that fall in between the intervals shown above, the payout percent increases approximately 2.3% for each $0.01 above target and decreases approximately 1.4% for each $0.01 of EPS below target.

3

Attachment A

A Change of Control Event will have occurred if there is a change of ownership, a change of effective control, or a change in ownership of a substantial portion of the assets of the Company (as "Company" is defined in the J. C. Penney Company, Inc. 2005 Equity Compensation Plan).

1. Change of ownership occurs on the date that a person or persons acting as a group acquires ownership of stock of the Company that together with stock held by such person or group constitutes more than 50 percent of the total fair market value or total voting power of the stock of such corporation.

2. Notwithstanding whether the Company has undergone a change of ownership, a Change of Effective control occurs (a) when a person or persons acting as a group acquires within a 12-month period 35 percent of total voting power of the stock of the Company or (b) a majority of the board of Directors is replaced within 12 months if not previously approved by a majority of the members. A change in effective control also may occur in any transaction in which either of the two corporations involved in the transaction has a Change in Control Event, i.e. multiple change in control events.

3. Change in ownership of a substantial portion of the Company's assets occurs when a person or persons acting as a group acquires assets that have a total gross fair market value equal to or more than 40 percent of the total fair market of all assets of the Company immediately prior to the acquisition. A transfer of assets by the Company is not treated as a change in the ownership of such assets if the assets are transferred to -
(i) A shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its stock;
(ii) An entity, 50 percent or more of the total value or voting power of which is owned, directly or indirectly, by the Company;
(iii) A person, or more than one person acting as a group, that owns, directly or indirectly, 50 percent or more of the total value or voting power of all the outstanding stock of the Company; or
(iv) An entity, at least 50 percent of the total value or voting power of which is owned, directly or indirectly, by a person described in paragraph (iii).

Persons will not be considered to be acting as a group solely because they purchase assets of the Company at the same time, or as a result of the same public offering. However persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of assets, or similar business transaction with the Company.